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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCS Transactions, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 South 5th Street, Suite 2700
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wil Becker	612-230-3130	wil.becker@chartwellfa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

777 E. Wisconsin Ave, 32nd Fl	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Wilfred J. Becker, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CCS Transactions, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kelly Condon Laursen
Notary Public
Minnesota
My Commission Expires Jan 31, 2029

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CCS Transactions, LLC

Financial Statements with Supplemental Information Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2024

TABLE OF CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
CCS Transactions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCS Transactions, LLC (the Company) as of December 31, 2024 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.

Milwaukee, Wisconsin
March 10, 2025

Statement of Financial Condition

As of December 31, 2024

Assets

Current Assets		
Cash	$	7,334,693
Accounts receivable		234,826
Due from member		3,287
Total Assets	$	7,572,806

Liabilities and Member's Capital

Liabilities		
Accounts payable	$	7,500
Deferred revenue		1,985,080
Accrued expenses		42,344
Due to member		9,718
Total Liabilities		2,044,642
Member's Capital		5,528,164
Total Liabilities and Member's Capital	$	7,572,806

Notes to Financial Statements are an integral part of this Statement.

Notes to Financial Statements

As of and for the year ended December 31, 2024

NOTE 1 - INDUSTRY OPERATIONS

CCS Transactions, LLC (the Company) is a Minnesota limited liability company offering corporate financial advisory and investment banking advisory services related to mergers, acquisitions, and private placement services to clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is also a member of the Securities Investor Protection Corporation (SIPC). CCS Transactions, LLC is designated as a limited broker-dealer as it does not maintain any customer accounts or hold any customer funds or securities.

The Company is wholly owned by Chartwell Financial Advisory, Inc. (the Member).

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Aspects of a Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash - The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash. Interest income of $158,884 was earned on Cash during the year and recorded within Other income (expense), net on the Statement of Operations and Member's Capital.

Revenue Recognition - The Company provides investment banking and related advisory services including advising clients on strategic alternatives, merger and acquisition transactions and private debt placements with financial institutions. Revenue can be recognized over time, in the form of retainers and/or hourly billings, and/or a success fee earned upon the completion of a transaction. Revenue recognized over time is at staff prevailing hourly billing rates in which the performance obligations are simultaneously provided by the Company to the client. Success fees are recognized at the point in time that performance obligations under the engagement is completed (i.e., the closing date of a transaction). Retainers and billings from split fee contracts with hourly fees and potential success fees are considered deferred revenue until the performance obligations are provided by the Company, at which time they are then recognized as earned revenue. The Company incurs reimbursable expenses related to the investment banking and advisory related services in which the Company is deemed the principal in the contracts. Those reimbursable expenses are recognized when the related expenses are incurred and recorded as revenue with offsetting expenses presented on the Statement of Operations and Members' Capital

On December 31, 2024, the Company has contract liabilities related to contracts with compensation by retainers and success fees where the payment has been received but the performance obligations have not been met. These are recorded as deferred revenue on the Statement of Financial Condition.

Note 2 - Summary of Significant Accounting Policies (Continued)

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses - The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is necessary as of December 31, 2024 based on the analysis of the receivables.

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax returns and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

Subsequent Events - The Company has evaluated subsequent events for recognition or disclosure through date of report, the date the financial statements were available to be issued. Subsequent to December 31, 2024, the Company has made $1,530,000 in distributions to the Member.

NOTE 3 - UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had net capital of $5,290,051, which was $5,153,741 in excess of its required net capital of $136,310 and a ratio of aggregate indebtedness to net capital of 0.387 to 1.

Note 4 - Related Party Transactions

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement whereby the Company will pay for labor expenses incurred by the Company and a share of the overhead expenses incurred by the Member. Overhead expenses are allocated based on the Company's share of labor expenses. As of December 31, 2024, the Company was owed $3,287 from the Member and owed the Member $9,718 under this agreement.

Note 5 – Segment Reporting

The Company is engaged in a single line of business and has one segment: corporate finance. As described in Note 1, the Company derives revenue from customers by providing corporate financial advisory and investment banking advisory services related to mergers, acquisitions, and private placement services to clients primarily located in the United States. The Company manages business activities on a consolidated basis. The accounting policies of the corporate finance segment are the same as those described in the summary of significant accounting policies in Note 2.

The chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM assesses performance for the corporate finance segment and decides how to allocate resources based on net income. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The Company has no inter-entity sales or transfers.

The CODM uses net income to evaluate the results of the business, predominantly in the compensation and forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.